SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MGM MIRAGE

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

KIRK KERKORIAN

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

352953101

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, California 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$825,000,000.00	$88,275.00

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 15,000,000 shares of the subject company common stock (number of shares sought) by $55.00 (the purchase price per share offered by the Purchaser (as defined below)).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #4 for Fiscal Year 2007 issued by the Securities and Exchange Commission, equals $107.00 per million of the aggregate amount of the cash offered by Tracinda Corporation (“Purchaser”).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $88,275.00	Filing Party: Tracinda Corporation
Form or Registration Number: TO-T	Date Filed: December 4, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP No. 552953101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 158,392,864
		8.	Shared Voting Power
		9.	Sole Dispositive Power 158,392,864
		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 158,392,864

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.8%*

14.	Type of Reporting Person (See Instructions) CO
*	Percentage calculated on the basis of 283,963,196 shares of common stock which MGM MIRAGE has indicated were issued and outstanding on November 24, 2006.

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CUSIP No. 552953101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 158,392,864
		8.	Shared Voting Power
		9.	Sole Dispositive Power 158,392,864
		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 158,392,864

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.8%*

14.	Type of Reporting Person (See Instructions) IN
*	Percentage calculated on the basis of 283,963,196 shares of common stock which MGM MIRAGE has indicated were issued and outstanding on November 24, 2006.

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Item 4.    Terms of the Transaction.

Item 4 is hereby amended to add the following:

“The information set forth in Section 12 - Conditions to the Offer of the Offer to Purchase is incorporated herein by reference.”

The second to last paragraph of Item 12 - Conditions to the Offer of the Offer to Purchase is hereby amended to read as follows:

“which, in our reasonable judgment, in any such case, and regardless of the circumstances (except as a result of any any action or inaction by us) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.”

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2006

TRACINDA CORPORATION A Nevada corporation

By:	/s/ Anthony L. Mandekic
Name: Anthony L. Mandekic Title: Secretary and Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic
Name: Anthony L. Mandekic Title: Attorney-in-Fact*

*	Power of Attorney previously filed as Exhibit A to Amendment No. 11 to the Schedule 13D of Tracinda Corporation and Kirk Kerkorian, filed on June 11, 1999.

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